# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Orion Office REIT Inc., CIK 0001873923
CUSIP: 68629Y103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2398 E. Camelback Road, Suite 1060, Phoenix, Arizona (AZ), 85016
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001213900-24-013948
Filed by CIK 0001624012

## Reporting persons
- Par Sanda: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 4,198,621; shared voting power 0; sole dispositive power 4,198,621; shared dispositive power 0; aggregate amount beneficially owned 4,198,621 (7.5% of the class)
  Comment: Amounts beneficially owned as of December 31, 2024, are based on the total number of shares of common stock ("Common Stock") of Orion Office REIT Inc. (the "Issuer") outstanding, as reported in the Issuer's Form 10-Q filed on November 7, 2024. This amount also reflects the shares held by Sand Capital Associates, LLC and Sanda Family Foundation Trust. As the Managing Member of Sand Capital Associates, LLC ("Sand Capital"), Par Sanda may be deemed to beneficially own all of the shares of Common Stock beneficially owned by Sand Capital. As the Trustee of the Sanda Family Foundation Trust (the "Family Foundation"), Par Sanda may be deemed to beneficially own all of the shares of Common Stock beneficially owned by the Family Foundation.
- Sand Capital Associates, LLC: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); sole voting power 3,337,166; shared voting power 0; sole dispositive power 3,337,166; shared dispositive power 0; aggregate amount beneficially owned 3,337,166 (5.96% of the class)
  Comment: Amounts beneficially owned as of December 31, 2024, are based on the total number of shares of common stock ("Common Stock") of Orion Office REIT Inc. (the "Issuer") outstanding, as reported in the Issuer's Form 10-Q filed on November 7, 2024. As the Managing Member of Sand Capital Associates, LLC ("Sand Capital"), Par Sanda may be deemed to beneficially own all of the shares of Common Stock beneficially owned by Sand Capital.
- Sanda Family Foundation Trust: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); sole voting power 216,353; shared voting power 0; sole dispositive power 216,353; shared dispositive power 0; aggregate amount beneficially owned 216,353 (0.39% of the class)
  Comment: Amounts beneficially owned as of December 31, 2024, are based on the total number of shares of common stock ("Common Stock") of Orion Office REIT Inc. (the "Issuer") outstanding, as reported in the Issuer's Form 10-Q filed on November 7, 2024. As the Trustee of the Sanda Family Foundation Trust (the "Family Foundation"), Par Sanda may be deemed to beneficially own all of the shares of Common Stock beneficially owned by the Family Foundation.

## Item 1. Issuer
Name of issuer: Orion Office REIT Inc.
Address of issuer's principal executive offices: 2398 E. Camelback Road, Suite 1060, Phoenix, Arizona 85016

## Item 2. Person Filing
Name of person filing: Par Sanda, Sand Capital Associates, LLC, Sanda Family Foundation ("Reporting Persons")
Address of principal business office or, if none, residence: 501 N. Birch Road, Unit 3, Fort Lauderdale, Florida 33304
Citizenship: Par Sanda, United States of America; Sand Capital Associates, LLC, State of Florida; Sanda Family Foundation, State of Florida

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 4,198,621
Percent of class: 7.50
Sole power to vote or to direct the vote: 4,198,621
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 4,198,621
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Par Sanda: /s/ Par Sanda, Par Sanda, individual (02/12/2025)
- Sand Capital Associates, LLC: /s/ Par Sanda, Par Sanda, Managing Member (02/12/2025)
- Sanda Family Foundation Trust: /s/ Par Sanda, Par Sanda, Trustee (02/12/2025)